Exhibit 99.1

HPH Announces Change to the Board of Directors

GUANGZHOU, China, October 15, 2024 (GLOBE NEWSWIRE) -- The board of directors (the “Board”) of Highest Performances Holdings Inc. (NASDAQ: HPH) (“HPH” or the “Company”), today announces that the office of Mr. Peh Chin Hua as Director has been vacated, effective immediately.

Following the foregoing changes, our board of directors consists of seven directors, three of which are independent directors. Our current directors as of the date of this press release are as follows:

Name	Position
Hang Suong Nguyen	Chairwoman of the Board
Yinan Hu	Vice-Chairman and Chief Executive Officer
Youjie Kong	Director
Yong Ren	Director
Lihong Zhai	Independent Director and the Chairman of Audit Committee
Min Zhou	Independent Director and the Chairwoman of Nominating and Governance Committee
Yingying Li	Independent Director and the Chairwoman of Compensation Committee

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When HPH uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from HPH’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: HPH’s ability to obtain proceeds from the Agreement; HPH’s goals and strategies; HPH’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets HPH serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by HPH with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in HPH’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. HPH undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Highest Performances Holdings Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com

Highest Performances Holdings Inc.